Exhibit 21.1

Orbit International Corp.
Subsidiaries of Registrant

Name	State of Incorporation

Behlman Electronics, Inc.	Delaware
Orbit Instrument of California, Inc.	California
Tulip Development Laboratory, Inc.	Pennsylvania
TDL Manufacturing, Inc.	Pennsylvania
Integrated Consulting Services, Inc. d/b/a
Integrated Combat Systems, Inc.	Kentucky